UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Performance 4Q23

FPSO Sepetiba
First oil in December 2023

PETROBRAS

Petrobras financial performance in 4Q23

Rio de Janeiro, March 07, 2024

Dear shareholders and investors,

I am very proud to address you today, not only in light of the excellent economic and financial results we are disclosing, but especially because I am convinced that we are building a Petrobras which is more solid, more resilient and able to generate long-term value to its partners and to society at large, facing the countless challenges imposed by a world in transition.

Since present management took the helm, we have been underscoring the need to adapt Petrobras to a new energy context where the decarbonization of operations and energy sources is a must – and a result of society’s legitimate demands – and requires strategic shifts and novel solutions that take into account the inevitable reduction in fossil fuel demand. Aware of this challenge, we have built a new strategic plan, which, besides consistency, was based on realism, responsibility and transparency. We acknowledge that the energy transition will unfold gradually and, therefore, we will continue to invest in oil and gas exploration, the segment where we generate the highest returns, and in the integration with the downstream. We will also generate value with the just and responsible transition, diversifying our operations into profitable low carbon businesses, always prioritizing partnerships. And we shall accomplish all this maintaining the focus on capital discipline, our solid governance and rationality in all decision-making processes. This rationality, I must insist, was part and parcel of the changes implemented in our commercial strategy – through which we increased our competitiveness, with more flexibility to the decision makers and more stability to consumers – and our dividend policy, enhanced to consider both higher investments and the absolute need to keep our financial health.

In this regard, it is worth highlighting the proposal of dividends relative to 2023 – R$ 72.4 billion, an amount which mainly benefits the Brazilian society, through its 37% ownership of Petrobras, and, who, as a matter of fact, has also received R$ 240 billion in taxes – and the successive records in market capitalization since we took over. Thus, in 2023, our total shareholder return, relative to our preferred shares in NYSE, reached 112%, outpacing the highest return delivered by the majors (20%), an evidence of how correct was the decision to keep dividends at reasonable levels, while increasing investments to deliver profitable growth, which is being reflected in higher market values.

These accomplishments were only possible because we have prioritized our most important asset: people. For them, we have approved our Diversity, Equity and Inclusion Policy and our Racial Equity Program. Because they are the ones who strive to build our future. They were responsible, when we celebrate 15 years of the pre-salt, for the record in oil and gas production: we produced more with less emissions; for the start-up of four new production platforms; for the daily records in refining, with high utilization factors and the best result ever in energy efficiency; for the higher thermoelectric generation, with reliability; for the progress in biorefining, either through capacity expansion, or for the historical landmark of processing 100% of soybean oil in an industrial refining unit; for the records in carbon efficiency, which allowed the reduction of 1.8 million tons of CO2e in absolute emissions; for the main award of the global offshore industry: the OTC Distinguished Achievement Award 2024, in recognition of the contribution of Campos Basin Revitalization Program for the global industry; for the record in patents filings, among other countless accomplishments which would allow me to write a lengthy book instead of a brief letter.

This is why I always say, my dear shareholders and investors, that Petrobras is back. Back to prosperity, to generate long-term value and to help building a better world. We will face the challenges taking advantage the synergies with our businesses and leveraged in our expertises, and never neglecting economic value generation, as must be the case for a company that wishes to remain competitive and perpetuate value for future generations.

Jean Paul Prates, CEO

2

Main highlights for 2023:

•	Second highest annual EBITDA in history: US$ 52.4 billion
•	Cash generation: Operating Cash Flow (OCF) of US$ 43.2 billion, the second highest in history
•	Gross debt under control at US$ 62.6 billion, even after the US$ 10.0 billion increase in debt related to leases, including US$ 8.7 billion related to the leasing of the four new production platforms that started production in 2023
•	Financial debt reduced by US$ 1.2 billion
•	Return to society with payment of R$ R$ 240.2 billion in taxes in 2023
•	Annual production records: Total own production in the pre-salt reaches 2.17 MMboed (10% more than in 2022), representing 78% of the total
•	Start-up of 4 new production systems: FPSOs Anna Nery and Anita Garibaldi, in Marlim and Voador revitalization projects, FPSO Almirante Barroso, the fifth unit to start up in Búzios field, and FPSO Sepetiba, the second definitive production system in Mero
•	A new record in the pre-salt, the Almirante Barroso FPSO's peak production in less than 5 months
•	OTC Distinguished Achievement Award 2024 for technologies for the renovation of Campos Basin
•	Sustainable disposal: P-32 and P-33 will go through a recycling process in line with best ESG practices
•	Equatorial Margin: Drilling of Pitu Oeste well, in Potiguar Basin, marking the resumption of oil and gas exploration in the region
•	Proved Reserves: Maintenance of the trajectory of reserve replenishment (1.5 billion boe), with a focus on profitable assets
•	High utilization of the refining facilities with value generation: annual FUT of 92%, 4p.p. higher than 2022, with a strong yield of diesel, gasoline and jetfuel in total production
•	Lower environmental impact fuels: Expansion of Diesel R sales, new bunker + bio test and launch of Cap Pro W asphalt
•	Record processing of Pre-Salt oils: Pre-Salt oils accounted for 65% of the feedstock processed in Refining, 3 p.p above the volume in 2022
•	Record annual production and sales of S-10 diesel: Production of 428 Mbpd and sales of 463 Mbpd

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 4Q23 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information in accordance with International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) and revised by independent auditors.

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Main items *

Table 1 – Main items

						Variation (%)
US$ million	4Q23	3Q23	4Q22	2023	2022	4Q23 X 3Q23	4Q23 X 4Q22	2023 X 2022
Sales revenues	27,107	25,552	30,171	102,409	124,474	6.1	(10.2)	(17.7)
Gross profit	14,654	13,570	14,579	53,974	64,988	8.0	0.5	(16.9)
Operating expenses	(6,632)	(3,590)	(3,460)	(15,941)	(7,874)	84.7	91.7	102.5
Consolidated net income (loss) attributable to the shareholders of Petrobras	6,259	5,456	8,245	24,884	36,623	14.7	(24.1)	(32.1)
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	8,288	5,577	8,322	27,215	34,834	48.6	(0.4)	(21.9)
Net cash provided by operating activities	11,669	11,554	12,848	43,212	49,717	1.0	(9.2)	(13.1)
Free cash flow	8,073	8,364	9,280	31,074	40,109	(3.5)	(13.0)	(22.5)
Adjusted EBITDA	13,470	13,551	13,903	52,414	66,217	(0.6)	(3.1)	(20.8)
Recurring adjusted EBITDA *	14,985	13,691	14,603	55,158	67,749	9.5	2.6	(18.6)
Gross debt (US$ million)	62,600	60,997	53,799	62,600	53,799	2.6	16.4	16.4
Net debt (US$ million)	44,698	43,725	41,516	44,698	41,516	2.2	7.7	7.7
Net debt/LTM Adjusted EBITDA ratio	0.85	0.83	0.63	0.85	0.63	2.4	34.9	34.9
Average commercial selling rate for U.S. dollar	4.95	4.88	5.26	4.99	5.16	1.4	(5.9)	(3.3)
Brent crude (US$/bbl)	84.05	86.76	88.71	82.62	101.19	(3.1)	(5.3)	(18.4)
Domestic basic oil by-products price (US$/bbl)	104.30	95.04	118.20	101.05	122.66	9.7	(11.8)	(17.6)
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.80	0.68	-	-	17.6
ROCE (Return on Capital Employed)	11.2%	11.5%	15.8%	11.2%	15.8%	-0,3 p.p.	-4,6 p.p.	-4,6 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

4

Consolidated results

Net revenues

Table 2 – Net revenues by products

						Variation (%)
US$ million	4Q23	3Q23	4Q22	2023	2022	4Q23 X 3Q23	4Q23 X 4Q22	2023 X 2022
Diesel	8,685	8,188	10,300	32,260	40,149	6.1	(15.7)	(19.6)
Gasoline	3,428	3,412	4,032	14,309	16,175	0.5	(15.0)	(11.5)
Liquefied petroleum gas (LPG)	784	842	1,143	3,506	5,121	(6.9)	(31.4)	(31.5)
Jet fuel	1,338	1,169	1,498	5,015	5,423	14.5	(10.7)	(7.5)
Naphtha	480	449	432	1,837	2,396	6.9	11.1	(23.3)
Fuel oil (including bunker fuel)	324	287	312	1,158	1,411	12.9	3.8	(17.9)
Other oil products	1,064	1,152	1,163	4,428	5,536	(7.6)	(8.5)	(20.0)
Subtotal oil products	16,103	15,499	18,880	62,513	76,211	3.9	(14.7)	(18.0)
Natural gas	1,325	1,352	1,982	5,632	7,673	(2.0)	(33.1)	(26.6)
Crude oil	1,478	1,282	1,301	5,475	7,719	15.3	13.6	(29.1)
Renewables and nitrogen products	32	16	53	94	283	100.0	(39.6)	(66.8)
Revenues from non-exercised rights	215	207	207	860	669	3.9	3.9	28.6
Electricity	234	160	151	657	694	46.3	55.0	(5.3)
Services, agency and others	262	272	244	1,059	1,043	(3.7)	7.4	1.5
Total domestic market	19,649	18,788	22,818	76,290	94,292	4.6	(13.9)	(19.1)
Exports	7,260	6,581	6,877	25,012	27,497	10.3	5.6	(9.0)
Crude oil	5,202	4,789	5,290	18,447	19,332	8.6	(1.7)	(4.6)
Fuel oil (including bunker fuel)	1,380	1,371	1,495	5,114	7,399	0.7	(7.7)	(30.9)
Other oil products and other products	678	421	92	1,451	766	61.0	637.0	89.4
Sales abroad (*)	198	183	476	1,107	2,685	8.2	(58.4)	(58.8)
Total foreign market	7,458	6,764	7,353	26,119	30,182	10.3	1.4	(13.5)
Total	27,107	25,552	30,171	102,409	124,474	6.1	(10.2)	(17.7)
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.

The global oil and gas market started 2023 in a downward trend, influenced by concerns about global economic dynamics and the recovery of oil demand in China. During the first half of the year, oil supply disruptions were observed, along with voluntary OPEC+ cuts. As of the 3Q23, despite persistent economic concerns, oil prices have recovered due to supply restrictions and robust demand.

In this context, net revenue in 2023 was lower compared to 2022, mainly due to the 18% drop in Brent prices and crack spreads, especially diesel.

Despite these challenges, it is worth noting that these negative impacts were partially mitigated by the increase in the volume of oil sold over the period, and the highlight was the growth in exports.

The lower natural gas revenue is the result of: (i) lower demand in the non-thermoelectric sector, reflecting the effect of the natural gas market opening and lower consumption in industrial segments; (ii) lower demand in thermoelectric sector, due to lower dispatches, reflecting better hydrological conditions in Brazil; and (iii) lower prices, especially for the non-thermoelectric sector, largely influenced by the depreciation of Brent. The fall in oil revenues on the domestic market was due to lower sales volumes to Acelen, associated with the aforementioned decline in Brent prices.

5

In 2023, the main products sold continued to be diesel and gasoline, equivalent to approximately 74% of revenue from the sale of oil products in the domestic market.

In 4Q23, despite lower sales volumes in the domestic market, impacted by the seasonality of diesel, whose demand is usually higher in the third quarter, revenues were up compared to 3Q23, which can be explained by the higher average prices of oil products during 4Q23.

The increase in electricity revenues in 4Q23 compared to 3Q23 was due to higher thermoelectric dispatch in the quarter.

In 4Q23, the increase in the volume of exports, mainly oil, also contributed to the growth in revenues between the quarters.

Cost of goods sold *

Table 3 – Cost of goods sold

						Variation (%)
US$ million	4Q23	3Q23	4Q22	2023	2022	4Q23 X 3Q23	4Q23 X 4Q22	2023 X 2022
Acquisitions	(4,042)	(4,110)	(6,891)	(17,398)	(23,771)	(1.7)	(41.3)	(26.8)
Crude oil imports	(2,328)	(2,231)	(2,991)	(9,313)	(10,483)	4.3	(22.2)	(11.2)
Oil products imports	(1,200)	(1,565)	(3,036)	(6,144)	(9,019)	(23.3)	(60.5)	(31.9)
Natural gas imports	(514)	(314)	(864)	(1,941)	(4,269)	63.7	(40.5)	(54.5)
Production	(7,961)	(7,429)	(7,796)	(29,027)	(32,093)	7.2	2.1	(9.6)
Crude oil	(6,568)	(6,132)	(6,363)	(24,364)	(26,553)	7.1	3.2	(8.2)
Production taxes	(3,338)	(2,735)	(3,146)	(11,264)	(13,840)	22.0	6.1	(18.6)
Other costs	(3,230)	(3,397)	(3,217)	(13,100)	(12,713)	(4.9)	0.4	3.0
Oil products	(832)	(734)	(746)	(2,569)	(2,668)	13.4	11.5	(3.7)
Natural gas	(561)	(563)	(687)	(2,094)	(2,872)	(0.4)	(18.3)	(27.1)
Production taxes	(121)	(111)	(171)	(416)	(883)	9.0	(29.2)	(52.9)
Other costs	(440)	(452)	(516)	(1,678)	(1,989)	(2.7)	(14.7)	(15.6)
Services, electricity, operations abroad and others	(450)	(443)	(905)	(2,010)	(3,622)	1.6	(50.3)	(44.5)
Total	(12,453)	(11,982)	(15,592)	(48,435)	(59,486)	3.9	(20.1)	(18.6)

In 2023, cost of goods sold decreased compared to 2022, mainly reflecting the reduction in the cost of importing oil, natural gas and oil products, due to the decrease in both prices and volumes imported. In addition, government take also reduced due to the depreciation of Brent and natural gas prices. Also contributing to this reduction were lower volumes sold on the domestic market, the lower costs of operations overseas and the lower volumes of electricity sales.

In 4Q23, the increase in the cost of goods sold compared to 3Q23 reflects the higher costs of government take, the increase in volumes of oil and oil products exported, the higher volume of oil sold in the domestic market, as well as the higher share of Bolivian gas and LNG in the sales mix. These factors were partially offset by the lower sales volume of oil products in the domestic market, especially diesel.

* Managerial information (non-revised).

6

Operating expenses

Table 4 – Operating expenses

						Variation (%)
US$ million	4Q23	3Q23	4Q22	2023	2022	4Q23 X 3Q23	4Q23 X 4Q22	2023 X 2022
Selling, General and Administrative Expenses	(1,783)	(1,683)	(1,669)	(6,632)	(6,263)	5.9	6.8	5.9
Selling expenses	(1,329)	(1,288)	(1,293)	(5,038)	(4,931)	3.2	2.8	2.2
Materials, third-party services, freight, rent and other related costs	(1,146)	(1,102)	(1,066)	(4,296)	(3,987)	4.0	7.5	7.8
Depreciation, depletion and amortization	(143)	(162)	(178)	(609)	(789)	(11.7)	(19.7)	(22.8)
Allowance for expected credit losses	(8)	3	(24)	(22)	(58)	−	(66.7)	(62.1)
Employee compensation	(32)	(27)	(25)	(111)	(97)	18.5	28.0	14.4
General and administrative expenses	(454)	(395)	(376)	(1,594)	(1,332)	14.9	20.7	19.7
Employee compensation	(289)	(274)	(228)	(1,036)	(865)	5.5	26.8	19.8
Materials, third-party services, rent and other related costs	(129)	(92)	(116)	(435)	(362)	40.2	11.2	20.2
Depreciation, depletion and amortization	(36)	(29)	(32)	(123)	(105)	24.1	12.5	17.1
Exploration costs	(154)	(480)	(657)	(982)	(887)	(67.9)	(76.6)	10.7
Research and Development	(214)	(186)	(179)	(726)	(792)	15.1	19.6	(8.3)
Other taxes	(247)	(114)	(194)	(890)	(439)	116.7	27.3	102.7
Impairment (losses) reversals, net	(2,198)	(78)	(893)	(2,680)	(1,315)	2717.9	146.1	103.8
Other income and expenses, net	(2,036)	(1,049)	132	(4,031)	1,822	94.1	−	−
Total	(6,632)	(3,590)	(3,460)	(15,941)	(7,874)	84.7	91.7	102.5

In 2023 there was an increase in operating expenses compared to 2022, mainly due to the increase in tax expenses, impairment and other operating expenses.

The increase in sales expenses is due to higher logistics costs associated with the growth in exports of oil and oil products and the rise in freight rates. These effects were partially offset by lower logistics costs related to the transportation of natural gas due to the reduction in volumes sold.

The growth in general and administrative expenses is largely due to higher personnel costs as a result of wage increases and the hiring of new employees and third-party services.

Exploration expenses increased in 2023 due to higher spending on geology and geophysics, mainly in the Equatorial Margin and the Aram Block. These increases were partially offset by a reduction in expenses for projects that are not economically viable.

The increase in tax expenses is explained by the effect of the oil export tax from March to June 2023.

The higher impairment expenses in 2023 reflect the update of the economic assumptions, as well as the portfolio of projects and estimates of reserves. Further details can be found in note 26 of our Financial Statements.

The increase in other operating expenses in 2023 is mainly due to lower capital gains related to the co-participation agreements in Sépia and Atapu fields and an additional 5% stake in Buzios Surplus Transfer of Rights in 2022. In addition there was an increase in expenses with abandonment of areas due to higher provisions in fields relinquished in 2023, mainly in SEAL, Campos and RNCE basins. Lower expenses with legal contingencies partially offset the growth in operating expenses.

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In 4Q23, the increase in operating expenses compared to 3Q23 is mainly due to higher impairment expenses, especially losses in oil and gas production fields in Brazil, notably the Roncador field, due to the revision of the production curve. In addition, there was an increase in expenses with the abandonment provision in fields in return, mainly in SEAL, Campos and RNCE basins.

The increase observed in 4Q23 compared to 3Q23 was partly offset by lower exploration costs, gains from earnouts at Sépia and Atapu and gains related to price adjustments provided for in contractual clauses, especially related to the variation in Brent on sales related to E&P assets.

Adjusted EBITDA

In 2023, Adjusted EBITDA reached US$ 52.4 billion, 21% lower compared to 2022, mainly influenced by the depreciation of Brent (-18%) and lower oil products margins, partly offset by the higher volume of oil exported.

In 4Q23, Adjusted EBITDA reached US$ 13.5 billion, a drop of 1% compared to 3Q23, influenced by higher abandonment expenses, offset by higher oil products margins and higher oil volumes in the result.

Financial results

Table 5 – Financial results

						Variation (%)
US$ million	4Q23	3Q23	4Q22	2023	2022	4Q23 X 3Q23	4Q23 X 4Q22	2023 X 2022
Finance income	588	600	436	2,169	1,832	(2.0)	34.9	18.4
Income from investments and marketable securities (Government Bonds)	446	454	287	1,657	1,159	(1.8)	55.4	43.0
Other finance income	142	146	149	512	673	(2.7)	(4.7)	(23.9)
Finance expenses	(1,047)	(1,163)	(994)	(3,922)	(3,500)	(10.0)	5.3	12.1
Interest on finance debt	(549)	(662)	(577)	(2,264)	(2,363)	(17.1)	(4.9)	(4.2)
Unwinding of discount on lease liability	(532)	(495)	(379)	(1,785)	(1,340)	7.5	40.4	33.2
Discount and premium on repurchase of debt securities	(2)	(2)	(1)	(4)	(121)	−	100.0	(96.7)
Capitalized borrowing costs	363	338	237	1,290	1,032	7.4	53.2	25.0
Unwinding of discount on the provision for decommissioning costs	(210)	(216)	(125)	(857)	(519)	(2.8)	68.0	65.1
Other finance expenses	(117)	(126)	(149)	(302)	(189)	(7.1)	(21.5)	59.8
Foreign exchange gains (losses) and indexation charges	754	(1,422)	844	(580)	(2,172)	−	(10.7)	(73.3)
Foreign exchange gains (losses)	880	(932)	1,023	2,268	1,022	−	(14.0)	121.9
Reclassification of hedge accounting to the Statement of Income	(773)	(758)	(1,274)	(3,763)	(4,871)	2.0	(39.3)	(22.7)
Inflation indexation of anticipated dividends and dividends payable (*)	129	1	876	(299)	994	12800.0	(85.3)	−
Legal agreement with Eletrobras - compulsory loans	236	−	−	236	−	−	−	−
Recoverable taxes inflation indexation income	91	18	12	204	86	405.6	658.3	137.2
Other foreign exchange gains (losses) and indexation charges, net	191	249	207	774	597	(23.3)	(7.7)	29.6
Total	295	(1,985)	286	(2,333)	(3,840)	−	3.1	(39.2)
(*) In 2023, it refers to the income on the monetary restatement of paid anticipated dividends, in the amount of US$ 215 million (US$ 1,293 million in 2022), and to the expense on the indexation charges on dividends payable, in the amount of US$ 514 million (US$ 299 million in 2022).

In 2023, the improvement in the financial result compared to 2022 is mainly attributable to the gain from the FX variation of the BRL against the USD, driven by the 7.2% appreciation of the BRL in 2023 (from R$5.22/US$ on

8

12/31/22 to R$4.84/US$ on 12/31/23), compared to 6.5% in 2022. Other factors include lower realization of hedge accounting, higher gains on financial investments and securities due to the increase in the Selic and CDI rates and the higher average volume invested, as well as income from monetary restatement of the legal settlement with Eletrobras. These gains were partially offset by higher interest expenses on financing and leases, and by lower results from monetary restatement by the Selic rate of anticipated dividends.

In 3Q23, the financial result was mainly impacted by the gain from the FX variation of the BRL against the USD, which depreciated 3.9% in 3Q23 (from R$ 4.82/US$ on 06/30/23 to R$ 5.01/US$ on 09/30/23) and appreciated 3.3% in 4Q23 (from R$ 5.01/US$ on 09/30/23 to R$ 4.84/US$ on 12/31/23). In addition, we recorded higher revenues from monetary restatement, both related to the legal agreement with Eletrobras and to the anticipated dividends, while interest expenses on financing decreased.

Net profit (loss) attributable to Petrobras shareholders

In 2023, net profit reached US$ 24.9 billion, compared to US$ 36.6 billion in 2022. This variation is mainly attributed to the depreciation of Brent (-18%) and lower oil products margins, although partially offset by the increase in the volume of oil exported. In addition, the result was impacted by the increase in operating expenses, including lower capital gains from the co-participation agreements in the Sépia and Atapu fields, higher impairment, abandonment and tax expenses. These effects were partially offset by improved financial results and lower income tax.

Net income in 4Q23 was US$ 6.3 billion, compared to US$ 5.5 billion in 3Q23. This result is mainly explained by the increase in oil products margins and oil volumes. On the other hand, operating expenses increased, mainly due to higher impairment and abandonment charges. We also observed a more favorable financial result, mainly due to the appreciation of the BRL against the USD. In addition, income tax was lower.

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

In 2023, net income was US$ 24.9 billion, impacted by non-recurring items, mainly impairment expenses, abandonment of areas and legal contingencies. Excluding the non-recurring effects, net income would have been US$ 27.2 billion. Adjusted EBITDA was negatively impacted by US$ 2.7 billion, mainly due to the abandonment of areas, legal contingencies, compensation for the termination of vessel leasing contracts, oil export tax, and would have amounted to US$ 55.2 billion without the effect of non-recurring items in 2022.

In 4Q23, net income was negatively impacted by US$ 2.0 billion, mainly due to impairment expenses and abandonment of areas, although partially offset by the net effect on income tax calculation. Excluding non-recurring items, net income would have been US$ 8.3 billion. Meanwhile, Adjusted EBITDA suffered a negative impact of US$ 1.5 billion, mainly due to area abandonment expenses. Excluding this effect, it would have reached US$ 15.0 billion in 4Q23.

9

Special items

Table 6 – Special items

						Variation (%)
US$ million	4Q23	3Q23	4Q22	2023	2022	4Q23 X 3Q23	4Q23 X 4Q22	2023 X 2022
Net income	6,282	5,484	8,276	24,995	36,755	14.6	(24.1)	(32.0)
Non-recurring items	(3,071)	(187)	(116)	(3,535)	2,714	1542.2	2547.4	−
Non-recurring items that do not affect Adjusted EBITDA	(1,556)	(47)	584	(791)	4,246	3210.6	−	−
Impairment of assets and investments	(2,208)	(71)	(890)	(2,682)	(1,321)	3009.9	148.1	103.0
Gains and losses on disposal / write-offs of assets	145	(37)	7	1,295	1,146	−	1971.4	13.0
Results from co-participation agreements in bid areas	237	19	1,424	284	4,286	1147.4	(83.4)	(93.4)
Discount and premium on repurchase of debt securities	34	42	43	76	135	(19.0)	(20.9)	(43.7)
Legal agreement with Eletrobras - compulsory loans	236	−	−	236	−	−	−	−
Other non-recurring items	(1,515)	(140)	(700)	(2,744)	(1,532)	982.1	116.4	79.1
Voluntary Separation Plan	2	1	(11)	8	(18)	100.0	−	−
Collective bargaining agreement	(211)	−	−	(217)	−	−	−	−
Amounts recovered from Lava Jato investigation	10	6	62	109	96	66.7	(83.9)	13.5
Gains / (losses) on decommissioning of returned/abandoned areas	(1,179)	(2)	(196)	(1,195)	(225)	58850.0	501.5	431.1
Gains / (losses) related to legal proceedings	(125)	(140)	(541)	(797)	(1,362)	(10.7)	(76.9)	(41.5)
Equalization of expenses - Production Individualization Agreements	(12)	(15)	(14)	(50)	(23)	(20.0)	(14.3)	117.4
Compensation for the termination of a vessel charter agreement	−	−	−	(317)	−	−	−	−
Export tax on crude oil	−	10	−	(285)	−	−	−	−
Net effect of non-recurring items on IR / CSLL	1,042	67	40	1,205	(924)	1455.2	2505.0	−
Recurring net income	8,311	5,604	8,352	27,325	34,965	48.3	(0.5)	(21.9)
Shareholders of Petrobras	8,288	5,577	8,322	27,215	34,834	48.6	(0.4)	(21.9)
Non-controlling interests	23	27	30	110	131	(14.8)	(23.3)	(16.0)
Adjusted EBITDA	13,470	13,551	13,903	52,414	66,217	(0.6)	(3.1)	(20.8)
Non-recurring items	(1,515)	(140)	(700)	(2,744)	(1,532)	982.1	116.4	79.1
Recurring Adjusted EBITDA	14,985	13,691	14,603	55,158	67,749	9.5	2.6	(18.6)

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

10

Capex

Table 7 - Capex

						Variation (%)
US$ million	4Q23	3Q23	4Q22	2023	2022	4Q23 X 3Q23	4Q23 X 4Q22	2023 X 2022
Exploration and Production	2,752	2,892	2,218	10,283	6,952	(4.8)	24.1	47.9
Refining, Transportation and Marketing	530	322	372	1,559	1,193	64.4	42.3	30.6
Gas and Low Carbon Energies	134	67	99	277	350	99.7	35.7	(20.8)
Others	142	111	187	413	461	27.8	(24.1)	(10.4)
Subtotal	3,558	3,392	2,876	12,532	8,956	4.9	23.7	39.9
Signature bonus	−	−	−	141	892	−	−	(84.2)
Total	3,558	3,392	2,876	12,673	9,848	4.9	23.7	28.7

In 2023, investments totaled US$12.7 billion, representing an increase of 29% compared to 2022, mainly due to the increase in investments in major pre-salt projects, especially the new production systems at the Búzios field and the revitalization of the Marlim field, as well as higher investments in scheduled refining stoppages.

Capex for 2023 was 21% lower than planned for the year in the 2023-27 Strategic Plan, in line with the guidance revision announced in November 2023, influenced by the following factors: (a) postponement of well activities due to lower availability of rigs and materials, (b) replanning of project milestones for new production units; and (c) postponement of exploratory wells due to environmental licensing.

In 4Q23, capex totaled US$ 3.6 billion, 5% higher than in 3Q23, mainly due to higher investments in scheduled refining stoppages.

In the Exploration and Production segment, capex totaled US$ 2.8 billion in 4Q23, 5% lower than in 3Q23, mainly as a result of postponements of milestones for the new owned production units in Búzios. Investments in 4Q23 remained focused on large pre-salt projects, concentrated mainly in: (a) the development of pre-salt production in the Santos Basin (US$ 1.4 billion); (b) the development of deep-water production in the post-salt (US$ 0.4 billion); and (c) exploratory investments (US$ 0.2 billion).

In the Refining, Transportation and Marketing segment, capex totaled US$ 0.5 billion in 4Q23, an increase of 64% compared to 3Q23. This increase was mainly due to higher investments in scheduled refining stoppages, especially the Lubricants unit at REDUC; Cracking, Distillation and HDTs at REGAP; as well as pre-stoppage expenses at REPAR and REPLAN, scheduled for February and March 2024, respectively.

In the Gas and Low Carbon Energies segment, capex totaled US$ 0.1 billion in 4Q23, a 100% increase compared to 3Q23. The increase was mainly due to higher investments in scheduled stoppages of thermal units and progress on the Route 3 Natural Gas Processing Unit project, in line with the schedule for commercial start-up.

In addition, it is worth highlighting the entry into operation in 4Q23 of the leased FPSO Sepetiba (Mero 2), whose lease contract amount totaled US$ 1.1 billion (Petrobras' stake). In 2023, the start-up of the leased FPSOs Sepetiba (Mero 2), Anna Nery (Marlim 2,) Almirante Barroso (Búzios 5) and Anita Garibaldi (Marlim 1) resulted in total lease amounts of US$ 8.7 billion. Just like owned units, leased FPSOs are recognized in the Company's assets and constitute an investment effort to expand production capacity with new units, but are not considered under Capex.

11

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 8 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	Petrobras Actual Investment US$ bn	Petrobras Total Investment US$ bn1	Petrobras Stake	Status
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.28	0.9	38.6%	Project in phase of execution with production system in transit to Brazil. 10 wells drilled and 8 completed.
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2025	100,000	0.55	1.9	100%	Project in phase of execution with production system under construction. 3 wells drilled and 2 completed.[2]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2025	225,000	0.48	2.1	88.99%	Project in phase of execution with production system under construction. 6 wells drilled and 3 completed.
Búzios 6 P-78 (Owned unit)	2025	180,000	1.30	4.8	88.99%	Project in phase of execution with production system under construction. 4 wells drilled and 2 completed.
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.06	1.3	38.60%	Project in phase of execution with production system under construction. 6 wells drilled and 2 completed.
Búzios 8 P-79 (Owned unit)	2026	180,000	1.17	5.1	88.99%	Project in phase of execution with production system under construction. 7 wells drilled and 2 completed.
Búzios 9 P-80 (Owned unit)	2026	225,000	0.51	5.4	88.99%	Project in phase of execution with production system under construction. 2 wells drilled and 2 completed.
Búzios 10 P-82 (Owned unit)	2027	225,000	0.33	6.1	88.99%	Project in phase of execution with production system under construction 1 well drilled.
Búzios 11 P-83 (Owned unit)	2027	225,000	0.29	5.5	88.99%	Project in phase of execution with production system under construction. 2 wells drilled.
Raia Manta e Raia Pintada BM-C-33 (Non-operated project)	2028	126,000	0.29	2,5 ³	30%	Project in phase of execution.

[1] Total investment with the Strategic Plan 2024-28 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

[2] Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

[3] It is included investment in the FPSO, contracted on a lump sum turnkey modality, which includes engineering, procurement, construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production.

12

Liquidity and capital resources[1]

Table 9 - Liquidity and capital resources

US$ million	4Q23	3Q23	4Q22	2023	2022
Adjusted cash and cash equivalents at the beginning of period	17,272	15,794	6,785	12,283	11,117
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period *	(5,162)	(5,443)	(2,411)	(4,287)	(650)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	−	−	−	−	13
Cash and cash equivalents at the beginning of period	12,110	10,351	4,374	7,996	10,480
Net cash provided by operating activities	11,669	11,554	12,848	43,212	49,717
Net cash (used in) provided by investing activities	(3,228)	(2,828)	(2,345)	(7,955)	(432)
Acquisition of PP&E and intangible assets	(3,594)	(3,185)	(3,561)	(12,114)	(9,581)
Acquisition of equity interests	(2)	(5)	(7)	(24)	(27)
Proceeds from disposal of assets - Divestment	42	103	931	3,606	4,846
Financial compensation from co-participation agreements	−	−	1,950	391	7,284
Divestment (investment) in marketable securities	313	253	(1,713)	98	(3,328)
Dividends received	13	6	55	88	374
(=) Net cash provided by operating and investing activities	8,441	8,726	10,503	35,257	49,285
Net cash used in financing activities	(7,871)	(7,048)	(7,047)	(30,700)	(51,453)
Changes in non-controlling interest	103	(52)	20	1	63
Net financings	(1,207)	(330)	(1,600)	(3,961)	(8,304)
Proceeds from finance debt	910	1,238	350	2,210	2,880
Repayments	(2,117)	(1,568)	(1,950)	(6,171)	(11,184)
Repayment of lease liability	(1,792)	(1,632)	(1,424)	(6,286)	(5,430)
Dividends paid to shareholders of Petrobras	(4,436)	(4,837)	(4,030)	(19,670)	(37,701)
Share repurchase program	(538)	(197)	−	(735)	−
Dividends paid to non-controlling interests	(1)	−	(13)	(49)	(81)
Effect of exchange rate changes on cash and cash equivalents	47	81	166	174	(316)
Cash and cash equivalents at the end of period	12,727	12,110	7,996	12,727	7,996
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period *	5,175	5,162	4,287	5,175	4,287
Cash and cash equivalents in companies classified as held for sale at the end of the period	−	−	−	−	−
Adjusted cash and cash equivalents at the end of period	17,902	17,272	12,283	17,902	12,283
Reconciliation of Free Cash Flow
Net cash provided by operating activities	11,669	11,554	12,848	43,212	49,717
Acquisition of PP&E and intangible assets	(3,594)	(3,185)	(3,561)	(12,114)	(9,581)
Acquisition of equity interests	(2)	(5)	(7)	(24)	(27)
Free cash flow**	8,073	8,364	9,280	31,074	40,109

As of December 31, 2023, cash and cash equivalents totaled US$ 12.7 billion and adjusted cash and cash equivalents totaled US$ 17.9 billion.

In 3Q23, cash generated from operating activities reached US$ 43.2 billion and positive free cash flow totaled US$ 31.1 billion. This level of cash generation was used to: (a) shareholders remuneration (US$ 20.4 billion), (b) investments (US$ 12.1 billion), (c) lease liabilities amortization (US$ 6.3 billion), and (d) principal and interest due in the period amortization (US$ 6.2 billion).

In 2023, the company raised US$ 2.2 billion, including (i) a US$ 1.2 billion bond offering on the international capital market (Global Notes) maturing in 2033 and (ii) US$ 0.9 billion raised on the domestic banking market.

* Includes government bonds, bank deposit certificates and time deposits of companies classified as held for sale.

** Free cash flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. For comparative purposes, figures prior to 2Q23 have been adjusted in accordance with the new Policy.

13

Debt indicators

As of 12/31/2023, gross debt reached US$ 62.6 billion, an increase of 16.4% compared to 12/31/2022, mainly due to the increase in leases in the period with the start-up of the chartered FPSOs Anna Nery and Almirante Barroso (2Q23), Anita Garibaldi (3Q23) and Sepetiba (4Q23), which added US$ 8.7 billion to the company's lease liabilities compared to 12/31/2022. On the other hand, financial debt fell by 3.8% compared to 12/31/2022, reaching US$ 28.8 billion on 12/31/2023.

Average maturity went from 12.07 years on 31/12/2022 to 11.38 years on 31/12/2023 and its average cost varied from 6.5% p.a. to 6.4% p.a. over the same period.

The gross debt/adjusted EBITDA ratio reached 1.19x on 12/31/2023 compared to 0.81x on 12/31/2022.

On 12/31/2023, net debt reached US$44.7 billion, an increase of 7.7% compared to 12/31/2022, mainly due to the increase in leases in the period.

Table 10 – Debt indicators

US$ million	12.31.2023	09.30.2023	Δ %	12.31.2022
Financial Debt	28,801	29,462	(2.2)	29,954
Capital Markets	17,514	17,769	(1.4)	16,957
Banking Market	8,565	8,863	(3.4)	9,672
Development banks	698	690	1.2	723
Export Credit Agencies	1,870	1,978	(5.5)	2,443
Others	154	162	(4.9)	159
Finance leases	33,799	31,535	7.2	23,845
Gross debt	62,600	60,997	2.6	53,799
Adjusted cash and cash equivalents	17,902	17,272	3.6	12,283
Net debt	44,698	43,725	2.2	41,516
Net Debt/(Net Debt + Market Cap) - Leverage	30%	32%	(6.3)	39%
Average interest rate (% p.a.)	6.4	6.5	(1.5)	6.5
Weighted average maturity of outstanding debt (years)	11.38	11.43	(0.4)	12.07
Net debt/LTM Adjusted EBITDA ratio	0.85	0.83	2.4	0.63
Gross debt/LTM Adjusted EBITDA ratio	1.19	1.15	3.5	0.81

14

Results by segment

Exploration and Production

Table 11 – E&P results

						Variation (%)
US$ million	4Q23	3Q23	4Q22	2023	2022	4Q23 X 3Q23	4Q23 X 4Q22	2023 X 2022
Sales revenues	18,506	17,922	16,973	66,880	77,890	3.3	9.0	(14.1)
Gross profit	10,909	10,771	9,787	39,641	47,425	1.3	11.5	(16.4)
Operating expenses	(3,778)	(1,161)	(1,099)	(5,615)	907	225.4	243.8	−
Operating income	7,131	9,610	8,688	34,026	48,332	(25.8)	(17.9)	(29.6)
Net income (loss) attributable to the shareholders of Petrobras	4,734	6,275	5,751	22,453	32,073	(24.6)	(17.7)	(30.0)
Adjusted EBITDA of the segment	11,575	12,360	10,964	44,707	54,811	(6.4)	5.6	(18.4)
EBITDA margin of the segment (%)*	63	69	65	67	70	(6)	(2)	(4)
ROCE (Return on Capital Employed) (%)*	14.5	14.5	19.8	14.5	19.8	−	(5.3)	(5.3)
Average Brent crude (US$/bbl)	84.05	86.76	88.71	82.62	101.19	(3.1)	(5.3)	(18.4)
Production taxes Brazil	3,255	3,377	3,085	12,111	14,789	(3.6)	5.5	(18.1)
Royalties	1,942	1,981	1,751	7,086	8,175	(2.0)	10.9	(13.3)
Special participation	1,304	1,385	1,322	4,981	6,566	(5.8)	(1.4)	(24.1)
Retention of areas	9	11	12	44	49	(18.2)	(25.0)	(9.3)
Lifting cost Brazil (US$/boe)	5.52	5.39	6.07	5.59	5.78	2.6	(9.0)	(3.3)
Pre-salt	3.78	3.49	3.89	3.67	3.47	8.4	(2.8)	5.8
Deep and ultra-deep post-salt	12.12	12.18	11.94	12.52	11.74	(0.5)	1.5	6.7
Onshore and shallow waters	16.15	16.22	18.77	15.67	16.96	(0.4)	(14.0)	(7.6)
Lifting cost + Leases	7.79	7.64	7.81	7.66	7.49	2.0	(0.2)	2.2
Pre-salt	6.13	5.61	5.70	5.77	5.35	9.3	7.5	8.0
Deep and ultra-deep post-salt	14.37	15.35	13.72	14.84	13.25	(6.4)	4.7	12.0
Onshore and shallow waters	16.15	16.22	18.77	15.67	16.96	(0.4)	(14.0)	(7.6)
Lifting cost + Production taxes	19.78	20.40	21.12	19.69	23.73	(3.0)	(6.3)	(17.0)
Lifting cost + Production taxes + Leases	22.05	22.65	22.85	21.76	25.44	(2.6)	(3.5)	(14.5)
(*) EBITDA margin and ROCE variations in percentage points.

In 2023, E&P gross profit was US$ 39.6 billion, 16% lower than in 2022. This reduction was mainly due to lower Brent prices, which were partially offset by higher production.

Operating income was US$ 34.0 billion, 30% lower when compared to 2022, due to the receipt, in 2022, of the compensation related to co-participation agreements in Búzios, Sépia and Atapu, and, in 2023, higher impairment losses, abandonment provisions and an increase in tax expenses, due to the export tax on oil operations.

In 4Q23, E&P gross profit was US$ 10.9 billion, slightly higher than the US$ 10.8 billion in 3Q23. This increase was mainly due to higher production in the period.

Operating income in 4Q23 was US$ 7.1 billion, 26% lower than in 3Q23, reflecting higher impairment losses and provisions for abandonment.

Regarding government take, there was a reduction both in the annual comparison (2023 x 2022) and in the quarterly comparison (4Q23 x 3Q23), explained mainly by the lower Brent prices.

Lifting costs in 2023, without government take and leasing, were US$ 5.59/boe, 3.3% lower when compared to 2022 (US$ 5.78/boe). This reduction was the result of active portfolio management, including divestments and the production start-up of new platforms in 2022 and 2023 (FPSO Guanabara, P-71, FPSO Almirante Barroso, FPSO Anna Nery and FPSO Anita Garibaldi). Also contributed to this reduction the continuity of P-68 ramp-up (Berbigão-Sururu) and the start-up of new wells in complementary projects in the Campos and Santos Basins, associated with better operational performance and a reduction in the volume of losses due to downtime and maintenance. These effects were partially offset by higher integrity costs, such as platform maintenance and subsea inspections, as well as the appreciation of the BRL against the USD.

15

In 4Q23, there was a 2.6% increase in lifting costs when compared to 3Q23, mainly due to the intensification of pre-salt well interventions in the Campos Basin.

In the pre-salt lifting costs of 4Q23 there was an increase of 8.4%, impacted mainly by the intensification of interventions in the Campos Basin pre-salt, as previously mentioned.

In the post-salt and onshore and shallow water assets, lifting costs remained stable in relation to 3Q23.

16

Refining, Transportation and Marketing

Table 12 – RTM results

						Variation (%) (*)
US$ million	4Q23	3Q23	4Q22	2023	2022	4Q23 X 3Q23	4Q23 X 4Q22	2023 X 2022
Sales revenues	25,278	23,691	27,542	94,868	113,531	6.7	(8.2)	(16.4)
Gross profit (loss)	2,175	2,291	3,329	9,169	14,377	(5.1)	(34.7)	(36.2)
Operating expenses	(966)	(791)	(869)	(4,086)	(3,132)	22.1	11.2	30.5
Operating Income	1,209	1,500	2,460	5,083	11,245	(19.4)	(50.9)	(54.8)
Net income (loss) attributable to the shareholders of Petrobras	711	814	1,474	3,036	7,426	(12.7)	(51.8)	(59.1)
Adjusted EBITDA of the segment	1,963	2,111	2,816	8,052	13,491	(7.0)	(30.3)	(40.3)
EBITDA margin of the segment (%)	8	9	10	8	12	(1)	(2)	(3)
ROCE (Return on Capital Employed) (%)	5.6	6.7	12.6	5.6	12.6	(1.1)	(7.0)	(7.0)
Refining cost (US$ / barrel) - Brazil	2.75	2.38	1.98	2.38	1.94	15.5	38.9	22.7
Domestic basic oil by-products price (US$/bbl)	104.30	95.04	118.20	101.05	122.66	9.7	(11.8)	(17.6)
(*) EBITDA margin and ROCE variations in percentage points.

In 2023, gross profit was US$ 9.2 billion, US$ 5.2 billion lower than 2022, mainly due to the reduction in international margins, especially diesel, which were atypically high throughout 2022. In 2023 there was a negative inventory turnover effect, as opposed to the positive effect in 2022. Excluding this effect (US$ - 0.5 billion in 2023 and US$ 0.4 billion in 2022), gross profit would have been US$ 9.6 billion in 2023 and US$ 14.0 billion in 2022.

There were lower margins on oil products in the domestic market, mainly diesel, due to the reduction in international margins, which were higher in 2022 because of geopolitical conflicts. These effects also affected fuel oil and oil export margins, which were lower in 2023 when compared to 2022.

Operating income in 2023 was lower than in 2022, as a result of lower gross profit and higher sales and impairment expenses.

In 4Q23, RTM's gross profit was lower than in 3Q23, mainly due to inventory turnover: while in 3Q23 there was a positive variation in Brent (US$ 87/bbl against US$ 78/bbl in 2Q23), in 4Q23 there was a negative variation in Brent (US$ 84/bbl against US$ 87/bbl in 3Q23). This effect in 4Q23 was -US$ 0.2 billion versus US$ 1.36 billion in 3Q23. Excluding this effect, gross profit would have been US$ 2.39 billion in 4Q23 versus US$ 0.94 billion in 3Q23.

In addition, there were lower sales volumes of oil products on the domestic market, mainly diesel, due to demand seasonality, and gasoline, due to the competition with ethanol in the quarter. There was also a higher volume of oil exports as a result of higher production.

In 4Q23, operating income was lower than in 3Q23, reflecting lower gross profit and higher operating expenses, mainly due to higher impairment expenses.

The refining cost per barrel in USD in 2023 was 22.7% higher than in 2022, mainly due to the increase in scope in maintenance and upkeep of refining utilities, as well as higher personnel costs. The higher FX in 2023 had an additional contribution to the higher cost per barrel. These effects were partially offset by the higher utilization of the refining park in 2023.

In 4Q23, the refining cost per barrel in USD was 15.5% higher than in 3Q23, mainly due to the increase in absolute costs for personnel and materials and services for the upkeep and maintenance of refining utilities. The feedstock was 1.5% lower in 4Q23 when compared to 3Q23, contributing to the increase oh this indicator.

17

Gas and Low Carbon Energies

Table 13 – G&LCE results

						Variation (%) (*)
US$ million	4Q23	3Q23	4Q22	2023	2022	4Q23 X 3Q23	4Q23 X 4Q22	2023 X 2022
Sales revenues	2,859	2,629	3,821	11,109	15,068	8.7	(25.2)	(26.3)
Gross profit	1,433	1,463	1,200	5,424	4,550	(2.1)	19.4	19.2
Operating expenses	(934)	(906)	(707)	(3,384)	(2,965)	3.1	32.1	14.1
Operating income	499	557	493	2,040	1,585	(10.4)	1.2	28.7
Net income (loss) attributable to the shareholders of Petrobras	308	344	319	1,286	1,038	(10.5)	(3.4)	23.9
Adjusted EBITDA of the segment	715	741	599	2,694	1,868	(3.5)	19.4	44.2
EBITDA margin of the segment (%)	25	28	16	24	12	(3)	9	12
ROCE (Return on Capital Employed) (%)	10.4	9.5	5.6	10.4	5.6	0.9	4.8	4.8
Natural gas sales price - Brazil (US$/bbl)	62.60	66.20	76.83	68.22	69.26	(5.4)	(18.5)	(1.5)
Natural gas sales price - Brazil (US$/MMBtu)	10.56	11.16	12.95	11.50	11.68	(5.4)	(18.5)	(1.5)
Fixed revenues from power auctions (**)	89.00	89.15	103.48	346.59	405.23	(0.2)	(14.0)	(14.5)
Average price of electricity (US$/MWh)	66.95	18.63	13.29	34.87	42.43	259.4	403.8	(17.8)
(*) EBITDA margin and ROCE variations in percentage points.
(**) The fixed revenue from auctions takes into account the remuneration for thermal availability and inflexible electricity committed in auctions.

In 2023, gross profit was 19.2% higher than in 2022, mainly due to the reduction in the average cost of natural gas purchases.

Operating income increased 28.7% when compared to 2022 due to the higher gross profit, which was partially offset by higher operating expenses with impairment and contractual charges.

In 4Q23, gross profit was 2.1% lower than in 3Q23, due to the greater regasification of LNG in the period, due to operational issues and the higher energy generation to supply peak demand, complementary to generation from renewable sources.

Operating income was impacted by the lower gross profit and the increase in expenses in 4Q23, due to the accounting of impairment expenses as a result of the termination of operations at the Pecém LNG regasification terminal.

18

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution 156 of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 14 - Reconciliation of Adjusted EBITDA

						Variation (%) (*)
US$ million	4Q23	3Q23	4Q22	2023	2022	4Q23 X 3Q23	4Q23 X 4Q22	2023 X 2022
Net income	6,282	5,484	8,276	24,995	36,755	14.6	(24.1)	(32.0)
Net finance income (expense)	(295)	1,985	(286)	2,333	3,840	−	3.1	(39.2)
Income taxes	1,966	2,263	3,007	10,401	16,770	(13.1)	(34.6)	(38.0)
Depreciation, depletion and amortization	3,632	3,475	3,321	13,280	13,218	4.5	9.4	0.5
EBITDA	11,585	13,207	14,318	51,009	70,583	(12.3)	(19.1)	(27.7)
Results of equity-accounted investments	69	248	122	304	(251)	(72.2)	(43.4)	−
Impairment of assets (reversals), net	2,198	78	893	2,680	1,315	2717.9	146.1	103.8
Results on disposal/write-offs of assets	(145)	37	(6)	(1,295)	(1,144)	−	2316.7	13.2
Results from co-participation agreements in bid areas	(237)	(19)	(1,424)	(284)	(4,286)	1147.4	(83.4)	(93.4)
Adjusted EBITDA	13,470	13,551	13,903	52,414	66,217	(0.6)	(3.1)	(20.8)
Adjusted EBITDA margin (%)	50	53	46	51	53	(3.0)	4.0	(2.0)
(*) EBITDA Margin variations in percentage points.

19

Financial statements

Table 15 - Income statement - Consolidated

US$ million	4Q23	3Q23	4Q22	2023	2022
Sales revenues	27,107	25,552	30,171	102,409	124,474
Cost of sales	(12,453)	(11,982)	(15,592)	(48,435)	(59,486)
Gross profit	14,654	13,570	14,579	53,974	64,988
Selling expenses	(1,329)	(1,288)	(1,293)	(5,038)	(4,931)
General and administrative expenses	(454)	(395)	(376)	(1,594)	(1,332)
Exploration costs	(154)	(480)	(657)	(982)	(887)
Research and development expenses	(214)	(186)	(179)	(726)	(792)
Other taxes	(247)	(114)	(194)	(890)	(439)
Impairment (losses) reversals, net	(2,198)	(78)	(893)	(2,680)	(1,315)
Other income and expenses, net	(2,036)	(1,049)	132	(4,031)	1,822
	(6,632)	(3,590)	(3,460)	(15,941)	(7,874)
Operating income	8,022	9,980	11,119	38,033	57,114
Finance income	588	600	436	2,169	1,832
Finance expenses	(1,047)	(1,163)	(994)	(3,922)	(3,500)
Foreign exchange gains (losses) and inflation indexation charges	754	(1,422)	844	(580)	(2,172)
Net finance income (expense)	295	(1,985)	286	(2,333)	(3,840)
Results of equity-accounted investments	(69)	(248)	(122)	(304)	251
Income before income taxes	8,248	7,747	11,283	35,396	53,525
Income taxes	(1,966)	(2,263)	(3,007)	(10,401)	(16,770)
Net Income	6,282	5,484	8,276	24,995	36,755
Net income attributable to:
Shareholders of Petrobras	6,259	5,456	8,245	24,884	36,623
Non-controlling interests	23	28	31	111	132

20

Table 16 - Statement of financial position – Consolidated

ASSETS - US$ million	12.31.2023	12.31.2022
Current assets	32,445	31,250
Cash and cash equivalents	12,727	7,996
Marketable securities	2,819	2,773
Trade and other receivables	6,135	5,010
Inventories	7,681	8,779
Recoverable taxes	1,178	1,307
Assets classified as held for sale	335	3,608
Other current assets	1,570	1,777
Non-current assets	184,622	155,941
Long-term receivables	26,798	21,220
Trade and other receivables	1,847	2,440
Marketable securities	2,409	1,564
Judicial deposits	14,746	11,053
Deferred income taxes	965	832
Other recoverable taxes	4,516	3,778
Other non-current assets	2,315	1,553
Investments	1,358	1,566
Property, plant and equipment	153,424	130,169
Intangible assets	3,042	2,986
Total assets	217,067	187,191

LIABILITIES - US$ million	12.31.2023	12.31.2022
Current liabilities	33,860	31,380
Trade payables	4,813	5,464
Finance debt	4,322	3,576
Lease liability	7,200	5,557
Taxes payable	5,466	5,931
Dividends payable	3,539	4,171
Provision for decommissioning costs	2,032	−
Employee benefits	2,932	2,215
Liabilities related to assets classified as held for sale	541	1,465
Other current liabilities	3,015	3,001
Non-current liabilities	104,232	85,975
Finance debt	24,479	26,378
Lease liability	26,599	18,288
Income taxes payable	299	302
Deferred income taxes	10,910	6,750
Employee benefits	15,579	10,675
Provision for legal proceedings	3,305	3,010
Provision for decommissioning costs	21,171	18,600
Other non-current liabilities	1,890	1,972
Shareholders' equity	78,975	69,836
Share capital (net of share issuance costs)	107,101	107,101
Capital reserve and capital transactions	410	1,144
Profit reserves	72,641	66,434
Accumulated other comprehensive deficit	(101,569)	(105,187)
Non-controlling interests	392	344
Total liabilities and shareholders´ equity	217,067	187,191

21

Table 17 - Statement of cash flow – Consolidated

US$ million	4Q23	3Q23	4Q22	2023	2022
Cash flows from operating activities
Net income for the period	6,282	5,484	8,276	24,995	36,755
Adjustments for:
Pension and medical benefits	389	394	289	1,542	1,228
Results of equity-accounted investments	69	248	122	304	(251)
Depreciation, depletion and amortization	3,632	3,475	3,321	13,280	13,218
Impairment of assets	2,198	78	893	2,680	1,315
Inventory write down (write-back) to net realizable value	(3)	(10)	4	(7)	11
Allowance (reversals) for credit loss on trade and other receivables, net	(9)	15	23	40	65
Exploratory expenditure write-offs	11	372	563	421	691
Gain on disposal/write-offs of assets	(145)	37	(6)	(1,295)	(1,144)
Foreign exchange, indexation and finance charges	(316)	1,967	(178)	2,498	4,557
Income taxes	1,966	2,263	3,007	10,401	16,770
Revision and unwinding of discount on the provision for decommissioning costs	1,390	219	321	2,052	745
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	−	−	(1)
Results from co-participation agreements in bid areas	(237)	(19)	(1,424)	(284)	(4,286)
Early termination and cash outflows revision of lease agreements	(54)	(103)	(71)	(415)	(629)
Losses with legal, administrative and arbitration proceedings, net	125	141	541	797	1,362
Decrease (Increase) in assets
Trade and other receivables	(499)	(588)	(374)	88	355
Inventories	432	52	1,378	1,564	(1,217)
Judicial deposits	(623)	(318)	(397)	(1,723)	(1,709)
Other assets	155	(106)	343	324	(413)
Increase (Decrease) in liabilities
Trade payables	63	(726)	(18)	(954)	(359)
Other taxes payable	(10)	543	(46)	(431)	(2,441)
Pension and medical benefits	(244)	(232)	(261)	(927)	(2,130)
Provisions for legal proceedings	(225)	(147)	(126)	(591)	(380)
Other employee benefits	193	379	(119)	356	(182)
Provision for decommissioning costs	(305)	(259)	(160)	(902)	(602)
Other liabilities	(198)	(243)	(338)	(569)	(95)
Income taxes paid	(2,368)	(1,362)	(2,715)	(10,032)	(11,516)
Net cash provided by operating activities	11,669	11,554	12,848	43,212	49,717
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(3,594)	(3,185)	(3,561)	(12,114)	(9,581)
Acquisition of equity interests	(2)	(5)	(7)	(24)	(27)
Proceeds from disposal of assets - Divestment	42	103	931	3,606	4,846
Financial compensation from co-participation agreements	−	−	1,950	391	7,284
Divestment (investment) in marketable securities	313	253	(1,713)	98	(3,328)
Dividends received	13	6	55	88	374
Net cash (used in) provided by investing activities	(3,228)	(2,828)	(2,345)	(7,955)	(432)
Cash flows from financing activities
Changes in non-controlling interest	103	(52)	20	1	63
Financing and loans, net:
Proceeds from finance debt	910	1,238	350	2,210	2,880
Repayment of principal - finance debt	(1,711)	(1,000)	(1,538)	(4,193)	(9,334)
Repayment of interest - finance debt	(406)	(568)	(412)	(1,978)	(1,850)
Repayment of lease liability	(1,792)	(1,632)	(1,424)	(6,286)	(5,430)
Dividends paid to Shareholders of Petrobras	(4,436)	(4,837)	(4,030)	(19,670)	(37,701)
Share repurchase program	(538)	(197)	−	(735)	−
Dividends paid to non-controlling interests	(1)	−	(13)	(49)	(81)
Net cash used in financing activities	(7,871)	(7,048)	(7,047)	(30,700)	(51,453)
Effect of exchange rate changes on cash and cash equivalents	47	81	166	174	(316)
Net change in cash and cash equivalents	617	1,759	3,622	4,731	(2,484)
Cash and cash equivalents at the beginning of the period	12,110	10,351	4,374	7,996	10,480
Cash and cash equivalents at the end of the period	12,727	12,110	7,996	12,727	7,996

22

Financial information by business areas

Table 18 - Consolidated income by segment – 2023

US$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Sales revenues	66,880	94,868	11,109	365	(70,813)	102,409
Intersegments	66,113	1,404	3,285	11	(70,813)	−
Third parties	767	93,464	7,824	354	−	102,409
Cost of sales	(27,239)	(85,699)	(5,685)	(370)	70,558	(48,435)
Gross profit	39,641	9,169	5,424	(5)	(255)	53,974
Expenses	(5,615)	(4,086)	(3,384)	(2,857)	1	(15,941)
Selling expenses	(12)	(2,156)	(2,838)	(33)	1	(5,038)
General and administrative expenses	(74)	(327)	(80)	(1,113)	−	(1,594)
Exploration costs	(982)	−	−	−	−	(982)
Research and development expenses	(569)	(16)	(3)	(138)	−	(726)
Other taxes	(454)	(27)	(49)	(360)	−	(890)
Impairment (losses) reversals, net	(2,105)	(524)	(81)	30	−	(2,680)
Other income and expenses, net	(1,419)	(1,036)	(333)	(1,243)	−	(4,031)
Operating income (loss)	34,026	5,083	2,040	(2,862)	(254)	38,033
Net finance income (expense)	−	−	−	(2,333)	−	(2,333)
Results of equity-accounted investments	(7)	(318)	10	11	−	(304)
Income (loss) before income taxes	34,019	4,765	2,050	(5,184)	(254)	35,396
Income taxes	(11,571)	(1,729)	(693)	3,506	86	(10,401)
Net income (loss)	22,448	3,036	1,357	(1,678)	(168)	24,995
Net income (loss) attributable to:
Shareholders of Petrobras	22,453	3,036	1,286	(1,723)	(168)	24,884
Non-controlling interests	(5)	−	71	45	−	111

Table 19 - Consolidated income by segment – 2022

US$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Sales revenues	77,890	113,531	15,068	511	(82,526)	124,474
Intersegments	76,579	1,950	3,991	6	(82,526)	−
Third parties	1,311	111,581	11,077	505	−	124,474
Cost of sales	(30,465)	(99,154)	(10,518)	(522)	81,173	(59,486)
Gross profit	47,425	14,377	4,550	(11)	(1,353)	64,988
Expenses	907	(3,132)	(2,965)	(2,671)	(13)	(7,874)
Selling expenses	(22)	(1,841)	(2,979)	(76)	(13)	(4,931)
General and administrative expenses	(46)	(275)	(62)	(949)	−	(1,332)
Exploration costs	(887)	−	−	−	−	(887)
Research and development expenses	(678)	(6)	(5)	(103)	−	(792)
Other taxes	(79)	(31)	(44)	(285)	−	(439)
Impairment (losses) reversals, net	(1,218)	(97)	1	(1)	−	(1,315)
Other income and expenses, net	3,837	(882)	124	(1,257)	−	1,822
Operating income (loss)	48,332	11,245	1,585	(2,682)	(1,366)	57,114
Net finance income (expense)	−	−	−	(3,840)	−	(3,840)
Results of equity-accounted investments	170	3	83	(5)	−	251
Income (loss) before income taxes	48,502	11,248	1,668	(6,527)	(1,366)	53,525
Income taxes	(16,433)	(3,822)	(540)	3,559	466	(16,770)
Net income (loss)	32,069	7,426	1,128	(2,968)	(900)	36,755
Net income (loss) attributable to:
Shareholders of Petrobras	32,073	7,426	1,038	(3,014)	(900)	36,623
Non-controlling interests	(4)	−	90	46	−	132

23

Table 20 - Quarterly consolidated income by segment – 4Q23

US$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Sales revenues	18,506	25,278	2,859	112	(19,648)	27,107
Intersegments	18,381	339	924	4	(19,648)	−
Third parties	125	24,939	1,935	108	−	27,107
Cost of sales	(7,597)	(23,103)	(1,426)	(115)	19,788	(12,453)
Gross profit	10,909	2,175	1,433	(3)	140	14,654
Expenses	(3,778)	(966)	(934)	(954)	−	(6,632)
Selling expenses	(1)	(577)	(739)	(12)	−	(1,329)
General and administrative expenses	(34)	(85)	(28)	(307)	−	(454)
Exploration costs	(154)	−	−	−	−	(154)
Research and development expenses	(168)	−	(1)	(45)	−	(214)
Other taxes	(84)	(15)	(20)	(128)	−	(247)
Impairment (losses) reversals, net	(2,009)	(108)	(81)	−	−	(2,198)
Other income and expenses, net	(1,328)	(181)	(65)	(462)	−	(2,036)
Operating income (loss)	7,131	1,209	499	(957)	140	8,022
Net finance income (expense)	−	−	−	295	−	295
Results of equity-accounted investments	26	(87)	(7)	(1)	−	(69)
Income (loss) before income taxes	7,157	1,122	492	(663)	140	8,248
Income taxes	(2,425)	(411)	(170)	1,088	(48)	(1,966)
Net income (loss)	4,732	711	322	425	92	6,282
Net income (loss) attributable to:
Shareholders of Petrobras	4,734	711	308	414	92	6,259
Non-controlling interests	(2)	−	14	11	−	23

Table 21 - Quarterly consolidated income by segment – 3Q23

US$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Sales revenues	17,922	23,691	2,629	90	(18,780)	25,552
Intersegments	17,792	225	760	3	(18,780)	−
Third parties	130	23,466	1,869	87	−	25,552
Cost of sales	(7,151)	(21,400)	(1,166)	(91)	17,826	(11,982)
Gross profit	10,771	2,291	1,463	(1)	(954)	13,570
Expenses	(1,161)	(791)	(906)	(741)	9	(3,590)
Selling expenses	−	(535)	(764)	2	9	(1,288)
General and administrative expenses	(6)	(80)	(20)	(289)	−	(395)
Exploration costs	(480)	−	−	−	−	(480)
Research and development expenses	(150)	(2)	(1)	(33)	−	(186)
Other taxes	(16)	(11)	(10)	(77)	−	(114)
Impairment (losses) reversals, net	(78)	−	−	−	−	(78)
Other income and expenses, net	(431)	(163)	(111)	(344)	−	(1,049)
Operating income (loss)	9,610	1,500	557	(742)	(945)	9,980
Net finance income (expense)	−	−	−	(1,985)	−	(1,985)
Results of equity-accounted investments	(68)	(176)	(4)	−	−	(248)
Income (loss) before income taxes	9,542	1,324	553	(2,727)	(945)	7,747
Income taxes	(3,268)	(510)	(190)	1,384	321	(2,263)
Net income (loss)	6,274	814	363	(1,343)	(624)	5,484
Net income (loss) attributable to:
Shareholders of Petrobras	6,275	814	344	(1,353)	(624)	5,456
Non-controlling interests	(1)	−	19	10	−	28

24

Table 22 - Other income and expenses by segment – 2023

US$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(2,105)	(21)	(52)	(27)	−	(2,205)
Losses on decommissioning of returned/abandoned areas	(1,195)	−	−	−	−	(1,195)
Pension and medical benefits - retirees	−	−	−	(1,172)	−	(1,172)
Losses with legal, administrative and arbitration proceedings	(300)	(391)	(9)	(97)	−	(797)
Profit sharing	(269)	(129)	(33)	(164)	−	(595)
Variable compensation programs	(147)	(139)	(20)	(110)	−	(416)
Compensation for the termination of vessel charter agreements (*)	−	(327)	(4)	−	−	(331)
Collective bargaining agreement	(94)	(43)	(8)	(72)	−	(217)
Expenses with contractual fines received	(18)	(1)	(179)	(1)	−	(199)
Operating expenses with thermoelectric power plants	−	−	(189)	−	−	(189)
Institutional relations and cultural projects	−	(4)	−	(152)	−	(156)
Gains with Commodities Derivatives	−	10	−	1	−	11
Amounts recovered from Lava Jato investigation	10	−	−	99	−	109
Results of non-core activities	150	(92)	83	29	−	170
Ship/take or pay agreements and fines imposed to suppliers	4	40	192	2	−	238
Fines imposed on suppliers	183	27	6	23	−	239
Results from co-participation agreements in bid areas	284	−	−	−	−	284
Government grants	15	−	−	300	−	315
Early termination and changes to cash flow estimates of leases	319	98	1	(3)	−	415
Reimbursements from E&P partnership operations	571	−	−	−	−	571
Results on disposal/write-offs of assets	1,370	(35)	(48)	8	−	1,295
Others	(197)	(29)	(73)	93	−	(206)
	(1,419)	(1,036)	(333)	(1,243)	−	(4,031)
(*) It includes, in 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of US$ 317.

Table 23 - Other income and expenses by segment – 2022

US$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(1,743)	(23)	(31)	(37)	−	(1,834)
Losses on decommissioning of returned/abandoned areas	(225)	−	−	−	−	(225)
Pension and medical benefits - retirees (*)	−	−	−	(1,015)	−	(1,015)
Losses with legal, administrative and arbitration proceedings	(461)	(428)	(72)	(401)	−	(1,362)
Profit sharing	(56)	(29)	(8)	(38)	−	(131)
Variable compensation programs	(223)	(115)	(28)	(181)	−	(547)
Compensation for the termination of vessel charter agreements	−	(9)	(4)	−	−	(13)
Collective bargaining agreement	−	−	−	−	−	−
Expenses with contractual fines received	(24)	(3)	(64)	−	−	(91)
Operating expenses with thermoelectric power plants	−	−	(150)	−	−	(150)
Institutional relations and cultural projects	−	(2)	−	(101)	−	(103)
Losses with Commodities Derivatives	−	(251)	−	(5)	−	(256)
Amounts recovered from Lava Jato investigation	17	−	−	79	−	96
Results of non-core activities	116	(61)	91	22	−	168
Ship/take or pay agreements and fines imposed to suppliers	2	32	70	1	−	105
Fines imposed on suppliers	178	21	18	11	−	228
Results from co-participation agreements in bid areas (**)	4,286	−	−	−	−	4,286
Government grants	5	−	−	466	−	471
Early termination and changes to cash flow estimates of leases	577	63	7	(18)	−	629
Reimbursements from E&P partnership operations	683	−	−	−	−	683
Results on disposal/write-offs of assets	868	100	164	12	−	1,144
Others	(163)	(177)	131	(52)	−	(261)
	3,837	(882)	124	(1,257)	−	1,822
(*) In 2022, this includes US$ 67 million referring to the payment of a contribution as provided for in the Pre-70 Term of Financial Commitment (TFC) for the administrative funding of the PPSP-R Pre-70 and PPSP-NR Pre-70 pension plans.
(**) In 2022, it mainly refers to income with the results of the co-participation agreements related to the transfer of rights surplus of Sépia and Atapu.

25

Table 24 - Other income and expenses by segment – 4Q23

US$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Losses on decommissioning of returned/abandoned areas	(1,179)	−	−	−	−	(1,179)
Stoppages for asset maintenance and pre-operating expenses	(518)	(6)	(15)	(5)	−	(544)
Profit sharing	(221)	(103)	(27)	(136)	−	(487)
Pension and medical benefits - retirees	−	−	−	(295)	−	(295)
Collective bargaining agreement	(94)	(36)	(8)	(73)	−	(211)
Losses with legal, administrative and arbitration proceedings	(41)	(63)	(8)	(13)	−	(125)
Institutional relations and cultural projects	−	(1)	−	(66)	−	(67)
Operating expenses with thermoelectric power plants	−	−	(55)	−	−	(55)
Expenses with contractual fines received	(4)	(2)	(35)	−	−	(41)
Compensation for the termination of vessel charter agreements	−	(3)	(1)	−	−	(4)
Amounts recovered from Lava Jato investigation	10	−	−	−	−	10
Gains with Commodities Derivatives	−	31	−	−	−	31
Results of non-core activities	49	(15)	9	5	−	48
Early termination and changes to cash flow estimates of leases	46	7	1	−	−	54
Variable compensation programs	34	(1)	5	17	−	55
Government grants	1	−	−	57	−	58
Fines imposed on suppliers	44	7	3	7	−	61
Ship/take or pay agreements and fines imposed to suppliers	1	10	88	1	−	100
Reimbursements from E&P partnership operations	141	−	−	−	−	141
Results on disposal/write-offs of assets	167	(24)	4	(2)	−	145
Results from co-participation agreements in bid areas	237	−	−	−	−	237
Others	(1)	18	(26)	41	−	32
	(1,328)	(181)	(65)	(462)	−	(2,036)

Table 25 - Other income and expenses by segment – 3Q23

US$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Losses on decommissioning of returned/abandoned areas	(3)	−	−	−	−	(3)
Stoppages for asset maintenance and pre-operating expenses	(535)	(5)	(15)	(7)	−	(562)
Profit sharing	(18)	(13)	(2)	(8)	−	(41)
Pension and medical benefits - retirees	−	−	−	(300)	−	(300)
Collective bargaining agreement	−	(1)	−	1	−	−
Losses with legal, administrative and arbitration proceedings	(94)	(7)	(4)	(36)	−	(141)
Institutional relations and cultural projects	−	(1)	−	(40)	−	(41)
Operating expenses with thermoelectric power plants	−	−	(49)	−	−	(49)
Expenses with contractual fines received	(7)	−	(31)	−	−	(38)
Compensation for the termination of vessel charter agreements	−	(3)	(1)	−	−	(4)
Amounts recovered from Lava Jato investigation	−	−	−	6	−	6
Losses with Commodities Derivatives	−	(89)	−	−	−	(89)
Results of non-core activities	50	(29)	10	11	−	42
Early termination and changes to cash flow estimates of leases	88	16	−	(1)	−	103
Variable compensation programs	(73)	(75)	(11)	(41)	−	(200)
Government grants	1	−	−	80	−	81
Fines imposed on suppliers	53	8	1	7	−	69
Ship/take or pay agreements and fines imposed to suppliers	1	9	57	−	−	67
Reimbursements from E&P partnership operations	150	−	−	−	−	150
Results on disposal/write-offs of assets	(4)	18	(52)	1	−	(37)
Results from co-participation agreements in bid areas	19	−	−	−	−	19
Others	(59)	9	(14)	(17)	−	(81)
	(431)	(163)	(111)	(344)	−	(1,049)

26

Table 26 - Consolidated assets by segment – 12.31.2023

US$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	138,868	34,802	6,776	41,899	(5,278)	217,067

Current assets	2,804	11,002	370	23,547	(5,278)	32,445
Non-current assets	136,064	23,800	6,406	18,352	−	184,622
Long-term receivables	9,028	2,068	83	15,619	−	26,798
Investments	344	811	145	58	−	1,358
Property, plant and equipment	124,254	20,786	6,101	2,283	−	153,424
Operating assets	108,405	18,128	3,605	1,770	−	131,908
Assets under construction	15,849	2,658	2,496	513	−	21,516
Intangible assets	2,438	135	77	392	−	3,042

Table 27 - Consolidated assets by segment – 12.31.2022

US$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	116,334	34,431	7,584	34,106	(5,264)	187,191

Current assets	5,224	12,035	391	18,864	(5,264)	31,250
Non-current assets	111,110	22,396	7,193	15,242	−	155,941
Long-term receivables	6,351	1,811	94	12,964	−	21,220
Investments	379	977	173	37	−	1,566
Property, plant and equipment	101,875	19,496	6,851	1,947	−	130,169
Operating assets	92,087	16,851	4,808	1,585	−	115,331
Assets under construction	9,788	2,645	2,043	362	−	14,838
Intangible assets	2,505	112	75	294	−	2,986

27

Table 28 - Reconciliation of Adjusted EBITDA by segment – 2023

US$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	22,448	3,036	1,357	(1,678)	(168)	24,995
Net finance income (expense)	−	−	−	2,333	−	2,333
Income taxes	11,571	1,729	693	(3,506)	(86)	10,401
Depreciation, depletion and amortization	10,230	2,410	525	115	−	13,280
EBITDA	44,249	7,175	2,575	(2,736)	(254)	51,009
Results of equity-accounted investments	7	318	(10)	(11)	−	304
Impairment of assets (reversals), net	2,105	524	81	(30)	−	2,680
Results on disposal/write-offs of assets	(1,370)	35	48	(8)	−	(1,295)
Results from co-participation agreements in bid areas	(284)	−	−	−	−	(284)
Adjusted EBITDA	44,707	8,052	2,694	(2,785)	(254)	52,414

Table 29 - Reconciliation of Adjusted EBITDA by segment – 2022

US$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	32,069	7,426	1,128	(2,968)	(900)	36,755
Net finance income (expense)	−	−	−	3,840	−	3,840
Income taxes	16,433	3,822	540	(3,559)	(466)	16,770
Depreciation, depletion and amortization	10,415	2,248	448	107	−	13,218
EBITDA	58,917	13,496	2,116	(2,580)	(1,366)	70,583
Results of equity-accounted investments	(170)	(3)	(83)	5	−	(251)
Impairment of assets (reversals), net	1,218	97	(1)	1	−	1,315
Results on disposal/write-offs of assets	(868)	(99)	(164)	(13)	−	(1,144)
Results from co-participation agreements in bid areas	(4,286)	−	−	−	−	(4,286)
Adjusted EBITDA	54,811	13,491	1,868	(2,587)	(1,366)	66,217

28

Table 30 - Reconciliation of Adjusted EBITDA by segment – 4Q23

US$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	4,732	711	322	425	92	6,282
Net finance income (expense)	−	−	−	(295)	−	(295)
Income taxes	2,425	411	170	(1,088)	48	1,966
Depreciation, depletion and amortization	2,839	622	139	32	−	3,632
EBITDA	9,996	1,744	631	(926)	140	11,585
Results of equity-accounted investments	(26)	87	7	1	−	69
Impairment of assets (reversals), net	2,009	108	81	−	−	2,198
Results on disposal/write-offs of assets	(167)	24	(4)	2	−	(145)
Results from co-participation agreements in bid areas	(237)	−	−	−	−	(237)
Adjusted EBITDA	11,575	1,963	715	(923)	140	13,470

Table 31 - Reconciliation of Adjusted EBITDA by segment – 3Q23

US$ million	E&P	RTM	Gas & Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	6,274	814	363	(1,343)	(624)	5,484
Net finance income (expense)	−	−	−	1,985	−	1,985
Income taxes	3,268	510	190	(1,384)	(321)	2,263
Depreciation, depletion and amortization	2,687	629	132	27	−	3,475
EBITDA	12,229	1,953	685	(715)	(945)	13,207
Results of equity-accounted investments	68	176	4	−	−	248
Impairment of assets (reversals), net	78	−	−	−	−	78
Results on disposal/write-offs of assets	4	(18)	52	(1)	−	37
Results from co-participation agreements in bid areas	(19)	−	−	−	−	(19)
Adjusted EBITDA	12,360	2,111	741	(716)	(945)	13,551

29

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA - Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

CAPEX – Capital Expenditure – investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow – Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - An indicator that represents the lifting cost per barrel of oil equivalent, considering the ratio between production and costs. It includes expenses for the execution and maintenance of production. Costs related to the leasing of third-party platforms, production taxes, and depreciation, depletion, and amortization are not considered in this indicator.

Lifting Cost + Leases - An indicator that includes costs related to the leasing of third-party platforms in the calculation of Lifting Cost. Costs related to production taxes and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes - An indicator that includes costs related to production taxes in the calculation of Lifting Cost. Costs related to the leasing of third-party platforms and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes + Leases - An indicator that includes costs related to the leasing of third-party platforms and production taxes in the calculation of Lifting Cost. Costs related to depreciation, depletion, and amortization are not considered.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow), presented in the consolidated cash flow statement.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer